                        12 Morgan
                        Irvine, California 92618

December 31, 2003

VIA EDGAR
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Entrada Networks, Inc. Registration Statement on Form S-3 Registration No.: 333-89608

Ladies and Gentlemen:

Entrada Networks, Inc. hereby requests withdrawal of the Registration Statement filed a on Form S-3 on or about May 31, 2002. The Registration Statement has not become effective. The Registrant does not intend to pursue the registration, and states that no shares have been sold under the Registration Statement.

Very truly yours,

Entrada Networks, Inc.
/s/ Kanwar J. S. Chadha
Kanwar J. S. Chadha, Ph.D.
Chairman and Chief Executive Officer
Cc: W. Raymond Felton, Esq.